[LETTERHEAD OF PROVIDENT FINANCIAL HOLDINGS, INC.]

March 9, 2015

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Provident Financial Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2014
Filed September 15, 2014
File No. 000-28304

Dear Mr. Nolan:

We have reviewed the comments in your letter dated February 26, 2015, with respect to Provident Financial Holdings, Inc. (“Provident” or “the Company” or “we” or “us”) and its Form 10-K for the fiscal year ended June 30, 2014.  Please find our responses below.  For your convenience, we have included a copy of each of your comments (in bold) immediately preceding our response.

Form 10-K filed for the Period Ended June 30, 2014 (“Form 10-K”)

Notes to Consolidated Financial Statements
Note 3.  Loans Held for Investment, Page 106.

1.
Please revise future filings to disclose the allowance for loan losses roll forward by portfolio segment. Refer to ASC 310-10-50-11B.c for guidance and provide us your planned disclosure in your response.

Response:

See the response to Comment 2 below which will also satisfy this comment.

2.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h), ASC 310-10-50-11C, and the example disclosure in ASC 310-10-55-7 for guidance and provide us your planned disclosure in response.

Mr. John P. Nolan
March 9, 2015

Response:

In future filings, we will replace the first table on Page 108 of the Form 10-K with a roll forward disclosure summarizing the allowance for loan losses by portfolio segment and the balance of the allowance for loan losses by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment (see proposed disclosure below).

The following tables summarize the Company’s allowance for loan and lease losses and recorded investment in gross loans, by portfolio type, at the dates and for the periods indicated.

Year Ended June 30, 2015
(In Thousands)	Single-family	Multi-family	Commercial Real Estate	Construction	Other Mortgage	Commercial Business	Consumer	Total

Allowance at beginning of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
(Recovery) Provision for loan losses	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Recoveries	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Charge-offs	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Allowance for loan losses, end of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Individually evaluated for impairment	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Collectively evaluated for impairment	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Allowance for loan losses, end of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Individually evaluated for impairment	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Collectively evaluated for impairment	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Year Ended June 30, 2014
(In Thousands)	Single-family	Multi-family	Commercial Real Estate	Construction	Other Mortgage	Commercial Business	Consumer	Total

Allowance at beginning of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
(Recovery) Provision for loan losses	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Recoveries	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Charge-offs	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Allowance for loan losses, end of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Individually evaluated for impairment	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Collectively evaluated for impairment	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Allowance for loan losses, end of period	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Individually evaluated for impairment	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Collectively evaluated for impairment	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

3.	Please revise future filings to include all of the disclosure requirements of ASC 310-10-50-14A through 20 related to impaired loans and provide us your planned disclosure in your response.

Response:

In future filings, we will revise the table on Page 109 and the first table on Page 110 of the Form 10-K with the disclosure requirements of ASC 310-10-50-14A through 20 (see proposed disclosure below).

Mr. John P. Nolan
March 9, 2015

The following tables identify the Company’s total recorded investment in non-performing loans by type at the dates and for the periods indicated. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest or if the loan is deemed impaired, after considering economic and business conditions and collection efforts, where the borrower’s financial condition is such that collection of the contractual principal or interest on the loan is doubtful. In addition, interest income is not recognized on any loan where management has determined that collection is not reasonably assured. A non-performing loan may be restored to accrual status when delinquent principal and interest payments are brought current and future monthly principal and interest payments are expected to be collected.

At or For the Year Ended June 30, 2015
	Unpaid				Net	Average	Interest
	Principal	Related	Recorded		Recorded	Recorded	Income
(In Thousands)	Balance	Charge-offs	Investment	Allowance	Investment	Investment	Recognized

Mortgage Loans
Single-family
With a related allowance	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total single-family	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Multi-family
With a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total multi-family	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Commercial real estate
With a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total commercial real estate	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Commercial business loans
With a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total commercial business loans	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Total non-performing loans	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Mr. John P. Nolan
March 9, 2015

At or For the Year Ended June 30, 2014
	Unpaid				Net	Average	Interest
	Principal	Related	Recorded		Recorded	Recorded	Income
(In Thousands)	Balance	Charge-offs	Investment	Allowance	Investment	Investment	Recognized

Mortgage Loans
Single-family
With a related allowance	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total single-family	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Multi-family
With a related allowance	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total multi-family	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Commercial real estate
With a related allowance	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total commercial real estate	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Commercial business loans
With a related allowance	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Without a related allowance	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total commercial business loans	XXX	XXX	XXX	XXX	XXX	XXX	XXX

Total non-performing loans	XXX	XXX	XXX	XXX	XXX	XXX	XXX

4.	Please revise future filings to include all of the disclosure requirements of ASC 310-10-50-28 through 30 related to credit quality information and provide us your planned disclosure in your response.

Response:

In future filings, we will provide additional disclosure describing how we assess and monitor loan credit quality, as noted below.

The Company has developed an internal loan grading system to evaluate and quantify Provident Bank’s (“Bank”) loans held for investment portfolio with respect to quality and risk.  Management continually evaluates the credit quality of the Company’s loan portfolio and conducts a quarterly review of the adequacy of the allowance for loan losses using quantitative and qualitative methods. We have adopted an internal risk rating policy in which each loan is rated for credit quality with a rating of pass, special mention, substandard, doubtful or loss.  The two primary components that are used during the loan review process to determine the proper allowance levels are individually evaluated allowances and collectively evaluated allowances. Quantitative loan loss factors are developed by determining the historical loss experience, expected future cash flows, discount rates and collateral fair values, among others. Qualitative loan loss factors are developed by assessing general economic indicators such as Gross Domestic Product, Retail Sales, Unemployment Rates, Employment Growth, California Home Sales and Median California Home Prices.  The Company assigns individual factors for the quantitative and qualitative methods for each loan category and each internal risk rating.  Classified loans are determined based on the following criteria: history of loan delinquency, collateral deficiency and other matters which indicate that the loan may not perform according to its contractual loan terms.

Mr. John P. Nolan
March 9, 2015

We categorize all of our loans held for investment into risk categories based on relevant information about the ability of the borrower to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. A description of the general characteristics of the risk grades is as follows:

●	Pass - These loans range from minimal credit risk to average however still acceptable credit risk. The likelihood of loss is considered remote.

●	Special mention - A Special Mention asset has potential weaknesses that may be temporary or, if left uncorrected, may result in a loss. While concerns exist, the bank is currently protected and loss is considered unlikely and not imminent.

●	Substandard - A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness, or weaknesses, that may jeopardize the liquidation of the debt. A substandard loan is characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

●	Doubtful - A doubtful loan has all of the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of the currently existing facts, conditions and values, highly questionable and improbable.

●	Loss - A loss loan is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.

The following tables summarize the allowance for loan and leases losses and recorded investment in gross loans, by portfolio type, at the dates indicated.

June 30, 2015
(In Thousands)	Single-family	Multi-family	Commercial Real Estate	Construction	Other Mortgage	Commercial Business	Consumer	Total

Pass	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Special Mention	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Substandard	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Doubtful	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Loss	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

June 30, 2014
(In Thousands)	Single-family	Multi-family	Commercial Real Estate	Construction	Other Mortgage	Commercial Business	Consumer	Total

Pass	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Special Mention	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Substandard	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Doubtful	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Loss	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX

Mr. John P. Nolan
March 9, 2015

5.
Please revise future filings to include the disclosure requirements of ASC 310-10-50-7(b) and 310-10-50-7A regarding past due loans. Refer to ASC 310-10-55-9 for guidance and provide us your planned disclosure in your response.

Response:

In future filings, we will include the following tables which denotes the past due status of loans held for investment, gross.

June 30, 2015
(In Thousands)	Current	30-89 Days Past Due	Non-Accrual 1	Total Loans Held for Investment, gross

Mortgage Loans:	$ XXX	$ XXX	$ XXX	$ XXX
Single-family	XXX	XXX	XXX	XXX
Multi-family	XXX	XXX	XXX	XXX
Commercial real estate	XXX	XXX	XXX	XXX
Construction	XXX	XXX	XXX	XXX
Other	XXX	XXX	XXX	XXX
Commercial business loans	XXX	XXX	XXX	XXX
Consumer loans	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX

(1) All loans 90 days or greater past due are placed on nonaccrual status.

June 30, 2014
(In Thousands)	Current	30-89 Days Past Due	Non-Accrual 1	Total Loans Held for Investment, gross

Mortgage Loans:	$ XXX	$ XXX	$ XXX	$ XXX
Single-family	XXX	XXX	XXX	XXX
Multi-family	XXX	XXX	XXX	XXX
Commercial real estate	XXX	XXX	XXX	XXX
Construction	XXX	XXX	XXX	XXX
Other	XXX	XXX	XXX	XXX
Commercial business loans	XXX	XXX	XXX	XXX
Consumer loans	XXX	XXX	XXX	XXX
Total loans held for investment, gross	$ XXX	$ XXX	$ XXX	$ XXX

(1) All loans 90 days or greater past due are placed on nonaccrual status.

Mr. John P. Nolan
March 9, 2015

Note 18. Holding Company Condensed Financial Information, Page 144.

6.
We note you classified dividends received from your banking subsidiary of $25.0 million in 2014, $10.0 million in 2013, and $8.0 million in 2012 as cash flows from investing activities. Please tell us why you classified these cash inflows to the parent company as investing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

Response:

When the Company made its initial equity investment in our banking subsidiary, we classified the investment as a cash outflow from investing activities in the Condensed Statements of Cash Flows.  Subsequently, when the banking subsidiary returned earnings in the form of cash dividends to the Company, we classified the cash dividends received as cash inflows from investing activities since the initial equity investment in the banking subsidiary was classified as an investing activity.  After receiving your inquiry, we reevaluated the application of ASC 230-10-45-16(b) and other related guidance, and find that the cash dividends from the banking subsidiary should be classified as operating cash inflows to the extent the initial equity investment is not being returned to the Company.  In future filings, for all periods presented, we will record cash dividends identified as a return on investment in operating cash inflows and we will record cash dividends identified as a return of investment in investing cash inflows.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments.  If you have any questions, please do not hesitate to call me at (951) 782-6124.

Sincerely,

Provident Financial Holdings, Inc.

/s/ Donavon P. Ternes
Donavon P. Ternes
President, Chief Operating Officer and Chief Financial Officer